SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 6)

              Chicago and North Western Transportation Company
                              (Name of Issuer)

                    Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                 167155 10 0
                               (CUSIP Number)

                            Richard J. Ressler, Esq.
                           Union Pacific Corporation
                      Martin Tower, Eighth and Eaton Avenues
                           Bethlehem, Pennsylvania  18018
                                   (610) 861-3200
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                   Copy to:

                                 Paul T. Schnell
                        Skadden, Arps, Slate, Meagher & Flom
                                  919 Third Avenue
                              New York, New York  10022
                                   (212) 735-3000

                                   March 7, 1995
            (Date of Event which Requires Filing of this Statement)

                    If the filing person has previously filed a
          statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing the statement because of Rule 13d-1(b)(3) or (4), check the
          following box:  [   ]

                    Check the following box if a fee is being paid with the statement: [ ]


                               SCHEDULE 13D

   CUSIP No. 167155 10 0
   _________________________________________________________________
   (1)  NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Union Pacific Corporation
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                         (a)  ( )
                                                         (b)  (x)
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS*
             WC
   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                            ( )

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
             Utah
   _________________________________________________________________
                                   (7)  SOLE VOTING POWER
         NUMBER OF
          SHARES                 ___________________________________
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY                          12,835,304
           EACH                    (on conversion of non-voting
         REPORTING                 common stock) (See Item 5)
          PERSON
           WITH                  ___________________________________
                                   (9)  SOLE DISPOSITIVE POWER

                                 ___________________________________
                                   (10) SHARED DISPOSITIVE POWER
                                        12,835,304 (See Item 5)

   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,835,304 (See Item 5)
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                      (x)

   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             29.13% (assuming conversion of non-voting common stock)
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON*
             HC and CO
   _________________________________________________________________



                               SCHEDULE 13D

   CUSIP No. 167155 10 0
   _________________________________________________________________
   (1)  NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             UP Rail, Inc.
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                         (a)  ( )
                                                         (b)  (x)
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS*
             WC
   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                            ( )

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
             Utah
   _________________________________________________________________
                                   (7)  SOLE VOTING POWER
         NUMBER OF
          SHARES                 ___________________________________
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY                          12,835,304
           EACH                    (on conversion of non-voting
         REPORTING                 common stock) (See Item 5)
          PERSON)
           WITH                  ___________________________________
                                   (9)  SOLE DISPOSITIVE POWER

                                 ___________________________________
                                   (10) SHARED DISPOSITIVE POWER
                                        12,835,304 (See Item 5)

   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,835,304 (See Item 5)
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                      (x)

   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             29.13% (assuming conversion of non-voting common stock)
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON*
             CO
   _________________________________________________________________


                               SCHEDULE 13D

   CUSIP No. 167155 10 0
   _________________________________________________________________
   (1)  NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Union Pacific Holdings, Inc.
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                         (a)  ( )
                                                         (b)  (x)
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS*
             WC
   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                            ( )

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
             Utah
   _________________________________________________________________
                                   (7)  SOLE VOTING POWER
         NUMBER OF
          SHARES                 ___________________________________
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY                          12,835,304
           EACH                    (on conversion of non-voting
         REPORTING                 common stock) (See Item 5)
          PERSON
           WITH                  ___________________________________
                                   (9)  SOLE DISPOSITIVE POWER

                                 ___________________________________
                                   (10) SHARED DISPOSITIVE POWER
                                        12,835,304 (See Item 5)

   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,835,304 (See Item 5)
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                      (x)

   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             29.13% (assuming conversion of non-voting common stock)
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON*
             HC and CO
   _________________________________________________________________



                    This Amendment No. 6 filed by Union Pacific
          Corporation, a Utah corporation ("UP"), Union Pacific Holdings, Inc., a Utah corporation ("UP Holdings"), and UP Rail, Inc., a Delaware corporation ("UP Rail"), amends the Statement on Schedule 13D, dated April 9, 1992, as previously amended (the "Schedule 13D"), with respect to the common stock, par value $.01 per share (the "Shares"), of Chicago and North Western Transportation Company, a Delaware corporation (the "Issuer"). UP, UP Holdings and UP Rail are hereinafter collectively referred to as the "Reporting Persons." Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Schedule 13D.

          Item 4.   Purpose of Transaction.

                    Item 4 is hereby supplemented as follows:

                    As previously disclosed, UP filed an
          application with the Interstate Commerce Commission (the "ICC") on January 29, 1993 for an order authorizing the common control, within the meaning of the Interstate
          Commerce Act (the "Act"), of the rail subsidiaries of the Issuer and of UP. UP and the Issuer requested that the ICC issue an order that would permit UP to, among other things, convert its shares of non-voting common stock of the Issuer, par value $.01 per share (the "Non-Voting
          Common Stock") into Shares, vote such Shares, acquire additional Shares if it determines to do so and (subject to approval of the Issuer) coordinate further the services of the railroad subsidiaries of UP and the Issuer, in each of the above cases without the need to obtain any further control authorization from the ICC.
          As previously reported, on December 13, 1994, the commissioners of the ICC voted to approve the control application, subject to a standard labor protection condition (the "Labor Condition") and a requirement that the Soo Line Railroad Company ("Soo") be permitted to admit third parties to certain joint facilities operated by Soo and the Issuer (the "Soo Condition"). On March 7, 1995, the ICC served its written opinion on this matter, and on April 6, 1995 (provided that no stays have been entered by any court or the ICC prior to such time), the approval will be final and effective. UP intends, upon the effectiveness of the order and upon making provision for certain costs related to the Labor Condition and Soo Condition, to designate two additional directors on an expanded nine-member board of directors of the Issuer.
          UP currently has the right to designate one member of the Issuer's current seven-member board. UP also intends, upon the effectiveness of the order and upon making provision for certain costs related to the Labor
          Condition and Soo Condition, to convert its Non-Voting
          Stock into Shares.

                    The Reporting Persons intend to review their investment in the Issuer on a continuing basis, and reserve the right to acquire additional Shares in the open market or in privately negotiated transactions or otherwise, to maintain their holdings at current levels or to sell all or a portion of their holdings in the open market or in privately negotiated transactions or otherwise. Any such actions will depend upon, among other things, the availability of Shares for purchase at satisfactory price levels; the continuing evaluation of the Issuer's business, financial condition, operations and prospects; general market, economic and other conditions; the relative attractiveness of alternative business and investment opportunities; the availability and terms of financing; the actions of the management and Board of Directors of the Issuer; and other future developments. In addition, the Reporting Persons or their representatives plan to seek to explore with the Issuer from time to time various matters including, without limitation, the possibility of entering into a series of marketing coordinations between the Union Pacific and Chicago and North Western railroads (such as joint marketing efforts, steps to offer shippers a single point of contact with the two railroads, joint projects to develop intermodal and other facilities, exploitation of unused equipment capacity to attract additional traffic, expanded trackage rights arrangements, and rate-setting and division agreements), and operating coordinations between the railroads (such as improved utilization of equipment, combining equipment repair facilities, consolidation of train dispatching and customer service center operations, and consolidation and standardization of management information systems), as well as exploring ways to enhance shareholder value, including, without limitation, the acquisition of all or part of the Issuer or another extraordinary transaction. Any determination by the Reporting Persons to seek to effect any such matter will depend upon, among other things, the Reporting Persons' continuing assessment of the factors described in the second preceding sentence and the possible terms and conditions that might be involved in effecting any such matter as determined in negotiations, if any, between the Reporting Persons and the Issuer. The Reporting Persons believe that no further material ICC action would be required to effect any of the foregoing matters.

                    Except as set forth above and in Item 5 below, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

                    Although the foregoing represents the range of actions currently contemplated by the Reporting Persons with respect to the Shares, they are subject to change at any time.

          Item 5.   Interest in Securities of the Issuer.

                    Item 5 is hereby supplemented as follows:

                    (a)-(b). As of the close of business on March 6, 1995, UP Rail beneficially owned 12,835,304 shares of Non-Voting Common Stock. Assuming the conversion of the 12,835,304 shares of Non-Voting Common Stock beneficially owned by UP Rail into Shares, such Shares would represent, in the aggregate, 29.13% of the 44,059,760 Shares outstanding as of October 15, 1994, as reported in the Issuer's Quarterly Report on Form 10-Q (the "Form 10-Q"), filed on November 15, 1994 (including as outstanding for this purpose the Shares issuable upon conversion of the shares of Non-Voting Common Stock). UP Rail has the sole power to dispose or direct the disposition of the 12,835,304 shares of Non-Voting Common Stock beneficially owned by it and, upon the effectiveness of the ICC order and upon making provision for certain costs related to the Labor Condition and Soo Condition, will have the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the Shares into which the Non-Voting Common Stock is convertible. As discussed in Item 4 above, UP intends, upon the effectiveness of the ICC order and upon making provision for certain costs related to the Labor Condition and Soo Condition, to convert its Non-Voting Stock into Shares.

                    Pursuant to Rule 13d-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), UP Rail may be deemed to be the beneficial owner of the Shares into which the Non-Voting Common Stock is convertible. As the sole shareholder of UP Rail, UP Holdings may be deemed to have voting and dispositive power with respect to such shares of Non-Voting Common Stock and the Shares into which the Non-Voting Common Stock is convertible and may therefore be deemed to be the beneficial owner of all such shares. As the sole shareholder of UP Holdings, UP may be deemed to have voting and dispositive power with respect to such shares of Non-Voting Common Stock and the Shares into which the Non-Voting Common Stock is convertible and may therefore be deemed to be the beneficial owner of all such shares.

                    Pursuant to Rule 13d-5(b)(1) promulgated under the Exchange Act, to the extent a "group" is deemed to exist by virtue of an agreement, dated as of June 21, 1993 (the "1993 Agreement") among the parties to the Stockholders Agreement, as previously described in the
          Schedule 13D, each of the Reporting Persons could be deemed to have beneficial ownership, for purposes of Sections 13(g) and 13(d) of the Exchange Act, of all of the equity securities of the Issuer beneficially owned by the remaining parties to the 1993 Agreement.
          Accordingly, the Reporting Persons could be deemed to beneficially own an aggregate of 14,405,971 Shares, or approximately 32.70% of the outstanding Shares (assuming the conversion of the Non-Voting Common Stock held by UP Rail into Shares), of which 1,570,667 Shares, or 3.56% are owned by certain individuals employed by the Issuer, CNW Corporation, an indirect wholly-owned subsidiary of the Issuer ("CNW"), or Chicago and North Western Railway Company, an indirect wholly-owned subsidiary of the Issuer ("CNWT") (collectively, the "Management Investors"). Excluding the Shares issuable upon conversion of the Non-Voting Common Stock held by UP Rail, such Management Investors beneficially own 5.30% of the outstanding Shares.

                    The foregoing Share ownership amounts for the Management Investors are based on the Issuer's proxy statement dated March 28, 1994.

                    The filing of this Statement shall not be construed as an admission, for the purposes of Sections 13(g) and 13(d) and Regulation 13D-G of the Exchange Act nor for any other purpose or under any other provision of the Exchange Act or the rules promulgated thereunder, that any of the Reporting Persons is the beneficial owner of any securities owned by any other party to the 1993 Agreement.


                                  SIGNATURE

                    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

          Dated:  March 7, 1995

                                        UP RAIL, INC.

                                        By: /s/ Carl W. von Bernuth
                                           Name:  Carl W. von Bernuth
                                           Title: Vice President and
                                                     Assistant Secretary


                                  SIGNATURE

                    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

          Dated:  March 7, 1995

                                        UNION PACIFIC HOLDINGS, INC.

                                        By: /s/ Carl W. von Bernuth
                                           Name:  Carl W. von Bernuth
                                           Title: Vice President and
                                                     Chief Legal Officer


                                  SIGNATURE

                    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

          Dated:  March 7, 1995

                                        UNION PACIFIC CORPORATION

                                        By: /s/ Carl W. von Bernuth
                                           Name:  Carl W. von Bernuth
                                           Title: Senior Vice President
                                                     and General Counsel